1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 0.5% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ 0.48 or

Earnings per ADS of US$ 0.08 for Third Quarter 2010

Taichung, Taiwan, October 27, 2010–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2010 were NT$ 16,303 million, which represented a 0.5% decline in revenues compared to the second quarter of 2010 and a 6.7% decline in revenues compared to the third quarter of 2009. SPIL reported a net income of NT$ 1,490 million for the third quarter of 2010, compared with a net income of NT$ 1,510 million and a net income of NT$ 2,561 million for the second quarter of 2010 and the third quarter of 2009, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.48, and diluted earnings per ADS was US$ 0.08.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the third quarter of 2010, net revenues from IC packaging were NT$ 14,941 million and represented 92% of total net revenues. Net revenues from testing operations were NT$ 1,362 million and represented 8% of total net revenues.

•	Cost of goods sold was NT$ 13,982 million, representing an increase of 2.7% compared to the second quarter of 2010 and an increase of 4.2% compared to the third quarter of 2009.

•

Raw materials costs were NT$ 7,941 million for the third quarter of 2010, and represented 48.7% of total net revenues, whereas raw materials costs were NT$ 7,876 million and represented 48.1% of total net revenues for the second quarter of 2010.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 117 million.

2010/10/27

•

Gross profit was NT$ 2,321 million for the third quarter of 2010, representing a gross margin of 14.2%, which decreased from a gross margin of 16.9% for the second quarter of 2010 and was down from 23.2% for the third quarter of 2009.

•

Total operating expenses for the third quarter of 2010 were NT$ 752 million, which included selling expenses of (NT$ 65 ) million, administrative expenses of NT$ 401 million and R&D expenses of NT$ 416 million. Total operating expenses represented 4.6% of total net revenues for the third quarter of 2010.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 45 million.

•

Operating income was NT$ 1,569 million for the third quarter of 2010, representing an operating margin of 9.6%, which decreased from 11.4% for the second quarter of 2010 and decreased from 18.4% for the third quarter of 2009.

•	Non-operating items:

•	Our net investment income of NT$ 107 million for the third quarter of 2010 was primarily cash dividends received from Unimicron.

•

Our net currency exchange loss of NT$ 135 million for the third quarter of 2010 was mainly due to depreciation of our US dollar denominated asset as a result of a depreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Net income before tax was NT$ 1,479 million for the third quarter of 2010, which decreased from a net income before tax of NT$ 1,944 million for the second quarter of 2010 and decreased from a net income before tax of NT$ 3,105 million for the third quarter of 2009.

•

Income tax credit was NT$ 11 million for the third quarter of 2010, compared with income tax expense of NT$ 434 million for the second quarter of 2010 and income tax expense of NT$ 544 million for the third quarter of 2009.

•

Net income was NT$ 1,490 million for the third quarter of 2010, which decreased from a net income of NT$ 1,510 million for the second quarter of 2010 and decreased from a net income of NT$ 2,561 million for the third quarter of 2009.

•	Total number of shares outstanding was 3,131 million shares as of Sept 30,2010. Diluted earnings per ordinary share for this quarter was NT$ 0.48, or US$ 0.08 per ADS.

Note: The selling expense was a credit in this quarter and the decrease of selling expense was related to the reversal of bad debt due to the receipt of payment for outstanding invoices.

2010/10/27

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 11,820 million as of Sept 30, 2010 from NT$ 21,128 million as of June 30, 2010, and NT$ 17,816 million as of Sept 30, 2009.

•	Capital expenditures for the third quarter of 2010 totaled NT$ 5,285 million, which included NT$ 4,143 million for packaging equipment and NT$ 1,142 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2010 totaled NT$ 2,075 million, which included NT$ 1,634 million was from packaging operations and NT$ 441 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,941 million for the third quarter of 2010, which represented a decrease of NT$ 78 million or 0.5% compared to the second quarter of 2010.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 41%, 31% and 20%, respectively, of total net revenues for the third quarter of 2010.

•

Capital expenditures for IC packaging operations totaled NT$ 4,143 million for the third quarter of 2010, which included NT$ 4,006 million for packaging and building construction and NT$ 137 million for wafer bumping operations.

•	As of Sept 30, 2010 we had 6,317 wirebonders installed, of which 682 were added and 564 were disposed in the third quarter of 2010.

IC testing service:

•	Net revenues from testing operations were NT$ 1,362 million for the third quarter of 2010, which were flat compared to the second quarter of 2010.

•	Capital expenditures for testing operations totaled NT$ 1,142 million for the third quarter of 2010.

•	As of Sept 30, 2010 we had 311 testers installed, of which 31 were added and 4 were disposed in the third quarter of 2010.

2010/10/27

Revenue Analysis

•	Breakdown by end applications:

By application	3Q10	2Q10
Computing	15%	17%
Communication	51%	50%
Consumer	20%	20%
Memory	14%	13%

•	Breakdown by packaging type:

By packaging type	3Q10	2Q10
Bumping & FCBGA	20%	20%
Substrate Based	41%	42%
Leadframe Based	31%	30%
Testing	8%	8%

2010/10/27

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Sept 30, 2010 reflect our gains or losses attributable to the third quarter of 2010 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited consolidated financial data for our company for the three months ended Sept 30, 2010, nor the unaudited unconsolidated financial data for our company is necessarily indicative of the results that may be expected for any period thereafter.

2010/10/27

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Sept 30, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30,2010			Sept 30,2009		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	378,125	11,820,194	15	17,816,498	24	(5,996,304)	-34
Accounts receivable	345,950	10,814,386	14	12,432,078	16	(1,617,692)	-13
Inventories	103,695	3,241,494	4	3,042,382	4	199,112	7
Other current assets	88,647	2,771,113	4	1,856,046	2	915,067	49

Total current assets	916,417	28,647,187	37	35,147,004	46	(6,499,817)	-18

Long-term investments	190,654	5,959,832	8	3,399,647	5	2,560,185	75
Fixed assets	2,503,566	78,261,469	99	72,220,381	96	6,041,088	8
Less accumulated depreciation	(1,149,032)	(35,918,744)	-46	(36,866,406)	-49	947,662	-3

Net fixed assets	1,354,534	42,342,725	53	35,353,975	47	6,988,750	20

Other assets	58,711	1,835,322	2	1,815,438	2	19,884	1

Total Assets	2,520,316	78,785,066	100	75,716,064	100	3,069,002	4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	19,998	625,123	—	64,265	—	560,858	873
Accounts payable	244,630	7,647,134	10	8,153,692	11	(506,558)	-6
Other current liability	317,237	9,916,841	13	7,306,051	10	2,610,790	36
Other liabilities	1,245	38,916	—	43,817	—	(4,901)	-11

Total Liabilities	583,110	18,228,014	23	15,567,825	21	2,660,189	17

Stockholders’ Equity
Capital stock	996,917	31,163,611	40	31,163,611	41	—	—
Capital reserve	526,344	16,453,526	21	16,453,526	22	—	—
Legal reserve	211,113	6,599,402	8	5,720,419	8	878,983	15
Retained earnings	144,949	4,531,099	6	4,634,637	6	(103,538)	-2
Unrealized gain or loss on financial instruments	51,961	1,624,291	2	1,946,208	2	(321,917)	-17
Cumulated translation adjustment	5,922	185,123	—	229,838	—	(44,715)	-19

Total Equity	1,937,206	60,557,052	77	60,148,239	79	408,813	1

Total Liabilities & Shareholders’ Equity	2,520,316	78,785,066	100	75,716,064	100	3,069,002	4

Forex ( NT$ per US$ )		31.26		32.17

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
	3Q 2010				3Q 2009		YOY	3Q 2010	2Q 2010		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	510,754		16,303,253	100.0		17,466,474	-6.7	16,303,253		16,386,717	-0.5
Cost of Goods Sold	(438,022)		(13,981,641)	-85.8		(13,418,005)	4.2	(13,981,641)		(13,612,376)	2.7

Gross Profit	72,732		2,321,612	14.2		4,048,469	-42.7	2,321,612		2,774,341	-16.3

Operating Expenses
Selling Expenses	2,047		65,339	0.4		(129,324)	-150.5	65,339		(169,877)	-138.5
Administrative Expenses	(12,575)		(401,396)	-2.5		(355,789)	12.8	(401,396)		(362,137)	10.8
Research and Development Expenses	(13,047)		(416,451)	-2.6		(347,471)	19.9	(416,451)		(373,912)	11.4

	(23,575)		(752,508)	-4.6		(832,584)	-9.6	(752,508)		(905,926)	-16.9

Operating Income	49,157		1,569,104	9.6		3,215,885	-51.2	1,569,104		1,868,415	-16.0

Non-operating Income	4,734		151,109	0.9		72,852	107.4	151,109		204,319	-26.0
Non-operating Expenses	(7,547)		(240,904)	-1.5		(184,216)	30.8	(240,904)		(128,837)	87.0

Income from Continuing Operations before Income Tax	46,344		1,479,309	9.1		3,104,521	-52.3	1,479,309		1,943,897	-23.9
Income Tax Credit (Expenses)	328		10,478	0.1		(543,394)	-101.9	10,478		(434,251)	-102.4

Net Income	46,672		1,489,787	9.1		2,561,127	-41.8	1,489,787		1,509,646	-1.3

Earnings Per Ordinary Share- Diluted		NT$	0.48		NT$	0.82			NT$	0.49

Earnings Per ADS- Diluted		US$	0.08		US$	0.13			US$	0.08

Weighted Average Outstanding Shares - Diluted (‘k)			3,130,970			3,126,703				3,126,262

Forex ( NT$ per US$ )			31.92			32.79				31.86

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Nine Months Ended on Sept 30, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2010 and 2009
	2010				2009		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,515,617		48,378,485	100.0		41,766,739	15.8
Cost of Goods Sold	(1,277,232)		(40,769,251)	-84.3		(33,846,709)	20.5

Gross Profit	238,385		7,609,234	15.7		7,920,030	-3.9

Operating Expenses
Selling expenses	(7,376)		(235,432)	-0.5		(327,880)	-28.2
Administrative expenses	(34,520)		(1,101,870)	-2.2		(1,115,022)	-1.2
Research and development expenses	(35,028)		(1,118,101)	-2.3		(885,976)	26.2

	(76,924)		(2,455,403)	-5.0		(2,328,878)	5.4

Operating Income	161,461		5,153,831	10.7		5,591,152	-7.8

Non-operating Income	8,291		264,642	0.5		230,097	15.0
Non-operating Expenses	(6,969)		(222,450)	-0.5		(248,334)	-10.4

Income Before Income Tax	162,783		5,196,023	10.7		5,572,915	-6.8
Income Tax Credit (Expenses)	(21,397)		(682,979)	-1.4		(1,085,698)	-37.1

Net Income	141,386		4,513,044	9.3		4,487,217	0.6

Earnings Per Ordinary Share- Diluted		NT$	1.44		NT$	1.44

Earnings Per ADS- Diluted		US$	0.23		US$	0.22

Weighted Average Outstanding Shares - Diluted (‘k)			3,130,970			3,126,703

Forex ( NT$ per US$)			31.92			32.79

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 9 Months Ended on Sept 30, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2010		9 months, 2009
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	144,371	4,513,044	4,487,217
Depreciation	199,556	6,238,121	6,378,951
Amortization	10,222	319,554	394,448
Gains on disposal of long-term investment	(567)	(17,752)	(8,302)
Change in working capital & others	(12,346)	(385,939)	(1,789,474)

Net cash flows provided from operating activities	341,236	10,667,028	9,462,840

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(326,114)	(10,194,312)	(1,982,874)
Increase of financial asset carried at cost	(29,557)	(923,950)	—
Proceeds from disposal of equipments	30,375	949,525	9,021
Payment for deferred charges/other changes	(20,408)	(637,963)	(162,017)

Net cash used in investing activities	(345,704)	(10,806,700)	(2,135,870)

Cash Flows from Financing Activities:
Increase of short-term loan	12,806	400,318	(578,916)
Repayment for long-term loan	—	—	(3,000,000)
Cash dividends distributed to shareholders and cash bonus distributed to employees	(257,203)	(8,040,177)	(5,609,430)
Proceeds from the exercise of employee stock option /other charges	—	—	869,890

Net cash provided from financing activities	(244,397)	(7,639,859)	(8,318,456)

Foreign currency exchange effect	(494)	(15,436)	(32,981)

Net increase (decrease) in cash and cash equivalents	(249,359)	(7,794,967)	(1,024,467)

Cash and cash equivalents at beginning of period	627,484	19,615,161	18,840,965

Cash and cash equivalents at end of period	378,125	11,820,194	17,816,498

Forex ( NT$ per US$ )		31.26	32.17

(1) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 27, 2010	By:	/S/ MS. EVA CHEN
Eva Chen
Chief Financial Officer